Mail Stop 3561

December 22, 2010

<u>Via Fax & U.S. Mail</u>

Bradley C. Almond
Chief Financial Officer
Cambium Learning Group, Inc.
1800 Valley View Lane Suite 400
Dallas, TX 75234-8923

> **Re:** **Cambium Learning Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-34575**

Dear Mr. Almond:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations
– Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 27

1.   We note your disclosure that part of the decrease in the Sopris segment's net sales from 2008 to 2009 was due to the negotiation and extension of a relationship with a customer in 2008 in which you were able to secure an additional up-front 2009 royalty payment that was recognized in 2008. Please tell us why you believe it was appropriate to recognize this payment as revenue in 2008 if the amount relates to 2009 royalties.

– Liquidity and Capital Resources
– Cash Flows, page 35

2.   Please revise future filings to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

– Reconciliation Between Net Loss and Adjusted EBITDA for the Year Ended December 31, 2009, page 36

3.   Generally, it is inappropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It appears that your presentation reflects such a combination in addition to the adjustments made to arrive at an adjusted EBITDA measure. If you intend to continue discussing pre-acquisition results, please consider limiting your presentation to one that complies with Article 11 of Regulation S-X. Further, separate the non-GAAP presentation from the Article 11 information to avoid confusion.

4.   Furthermore, the staff generally does not believe presentation of a full non-GAAP income statement is appropriate as it may attach undue prominence to the non-GAAP information. In this regard, please consider revising future filings accordingly. Refer to Question 102.10 of the *Compliance and Disclosure Interpretations: Non-GAAP Financial Measures* issued on January 11, 2010.

Statements of Cash Flows, page 50

5.   We note that Restricted Assets are presented on the balance sheet as of December 31, 2010 as both non-current and current assets. Please explain to us why you believe it is appropriate to present the change in the balances of Restricted Assets as an operating activity on the statement of cash flows, rather than an investing or financing activity.

Notes to the Financial Statements
– General

6.   We note from your disclosure on page 18 that VSS-Cambium Holdings III, LLC owns a majority of your outstanding common stock and has the ability to determine the outcome of matters submitted to your stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all your assets. In addition VSS-Cambium Holdings III LLC has the ability to control your management, affairs and operations. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

Note 2. Significant Accounting Policies
– Revenue Recognition, page 53

7.   We note your disclosure that revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer. Please explain to us the criteria used in determining whether the revenue is recognized when the product is shipped, or when it is received by the customer, and tell us how this policy is in compliance with ASC 605-15-25.

Note 4. Acquisitions
– Acquisition of VLCY, page 59

8.   We note your disclosure that the total consideration of $169,568 to acquire VLCY includes an amount of $76,907 attributable to the fair value of shares of Company issued to shareholders. Please tell us, and revise your disclosure in future filings, to explain how this amount was calculated or determined. Also, please revise your disclosure to explain how the fair value of the Contingent Value Rights was calculated or determined.

Note 13. Fair Value of Financial Instruments, page 70

9.   We note your disclosure that the CVRs are valued using Level 3 inputs as described in Note 4 above. However, we do not believe that the disclosure in Note 4 regarding the fair value of the CVRs gives the reader enough information to understand how the liability related to the CVRs was initially determined and how the liability may change in the future. Please revise future filings to disclose each element of the CVR agreement and to explain how those elements contribute to the amount of the fair value of the liability recognized at the balance sheet. Also, please disclose the valuation technique, including the nature of the significant assumptions and estimates, used in determining the fair value of the CVRs. See guidance in ASC 820-10-50-2.

Note 21. Segments, page 87

10.   We note that in your reconciliation of the total Segment net (loss) income amounts to the consolidated net (loss) income amount there is a significant adjustment in the "Other" category. Please tell us, and revise your disclosure in future filings to explain the nature and amount of any significant reconciling items. See ASC 280-10-50-31.

Form 10-Q for the Nine Months Ended September 30, 2010

Management's Discussion and Analysis
– Third Quarter of Fiscal 2010 Compared to Third Quarter of Fiscal 2009, page 25
– Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 29

11.   We note in your discussion of the results of operations you disclose amounts which combine historical VLCY statement of operations amounts for 2009 with the amounts included in the Company's financial statements for 2009. For example, you disclose that the combined net sales for historical VLCY and the Company for the third quarter of 2009 would be $73.5 million, resulting in a decrease of $16.9 million when compared to the third quarter 2010 net sales of $56.6 million. In light of the fact that the historical VLCY amounts are prior to the acquisition of VLCY by the Company, and are not included in the audited financial statements presented in this Form 10-K, they should not be combined with Company amounts for the MD&A discussion.

Instead you should discuss the changes in the statement of operations line items as they are presented in the historical financial statements of the Company, separately quantifying the contribution of the recent acquisition to the change to the extent possible and then addressing the underlying changes due to the pre-existing business.

In situations where the results of operations may not be prepared on a consistent basis, for example, when there has been a change in basis in the underlying financial statements due to a material acquisition, you may consider supplementing the discussion of the results of operations and financial statements set forth in the audited financial statements with a discussion based upon pro forma financial information. A determination as to whether a discussion of the audited financial statements should be supplemented by a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness of any such supplemental pro forma discussion. Pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. Please note that it is inappropriate to merely combine information for the pre-and post transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11.

Please confirm your understandings of this matter and that you will revise future filings accordingly.

– Liquidity and Capital Resources, page 32

12.   We note your disclosure on page 33 that you are still completing your debt compliance reporting for the September 30, 2010 fiscal period. Please tell us if you have completed the debt compliance calculations and if so, tell us if you are in compliance with the applicable covenants as of September 30, 2010.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief